As filed with the Securities and Exchange Commission on November 5, 2010
No. 812-13788

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE
17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

MEDLEY CAPITAL BDC LLC, MCC ADVISORS LLC, MEDLEY CAPITAL LLC, MEDLEY MACRO FUND MANAGEMENT LLC, MEDLEY OPPORTUNITY FUND LP, MEDLEY OPPORTUNITY FUND LTD, MEDLEY MACRO FUND LP, MEDLEY MACRO FUND LTD, MEDLEY GP LLC, MEDLEY MACRO FUND GP LLC, MEDLEY MACRO MASTER FUND LTD.
375 Park Avenue, Suite 3304
New York, NY 10152

All Communications, Notices and Orders to:
Brook Taube
Medley Capital BDC LLC
375 Park Avenue, Suite 3304
New York, NY 10152
(212) 759-0777

Copies to:
James R. Tanenbaum
Anna T. Pinedo
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000
November 5, 2010

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: )
MEDLEY CAPITAL BDC LLC, MCC ADVISORS, MEDLEY CAPITAL LLC, MEDLEY MACRO FUND MANAGEMENT LLC, MEDLEY OPPORTUNITY FUND LP, MEDLEY OPPORTUNITY FUND LTD, MEDLEY MACRO FUND LP, MEDLEY MACRO FUND LTD, MEDLEY GP LLC, MEDLEY MACRO FUND GP LLC, MEDLEY MACRO FUND LTD.
) ) ) ) ) ) ) ) ) ) ) )	AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.
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File No. 812-13788)
Investment Company Act of 1940)
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INTRODUCTION
          The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940 (the “Act”),1 and Rule 17d-l promulgated under the Act,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):
•	Medley Capital BDC LLC (“Medley Capital BDC” or the “Company”),

•	MCC Advisors LLC, Medley Capital BDC’s investment adviser (“MCC Advisors” or the “Adviser”),

•	Medley Capital LLC and Medley Macro Fund Management LLC (collectively, the “Affiliated Investment Advisers”) that manage Existing Affiliated Funds (as defined below) and any future investment advisers (other than MCC Advisors) controlling, controlled by or under common control with the Affiliated Funds (as defined below), that manage Future Affiliated Funds (as defined below) (together collectively, “Medley Management”),[3]

•	Medley Opportunity Fund LP, Medley Opportunity Fund Ltd., Medley Macro Fund LP, Medley Macro Master Fund Ltd., Medley Macro Fund Ltd., Medley GP LLC, Medley Macro Fund GP LLC (collectively, the “Existing Affiliated Funds” and, together with Medley Capital BDC, MCC Advisors and Medley Management, the “Applicants”).
          In particular, the relief requested in this application (the “Application”) would allow Medley Capital BDC and any other business development companies advised by the Adviser on the one hand, and the Existing Affiliated Funds and any future entities that Medley Management, MCC Advisors or an affiliated person (as defined in Section 2(a)(3)(C) of the Act (“Affiliate”)) of either may in the future sponsor or provide investment advisory services to an affiliated fund (each a “Future Affiliated Fund”4 and together with the Existing Affiliated Funds, the “Affiliated Funds”), on the other hand, to exit investments or make follow-on investments in, a portfolio company in which the Company and an Affiliated Fund find themselves holding investments of the same or a different class, but where the respective acquisitions of those investments did not occur at the same time or otherwise implicate the joint transaction proscriptions of Section 57(a)(4), and Section 57(a)(4) is implicated (those situations where Section 57(a)(4) was not implicated when the initial investments were made, but where Section 57(a)(4) is implicated in connection with the exit from, or additional acquisition of, such investment are referred to as “Joint Exit Transactions” and ”Joint Follow-On Transactions,” respectively, and together as “Joint Transactions”).
          All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the application.

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]	Affiliated Investment Advisers are domestic limited liability companies and are directly wholly-owned by and directly controlled by, Medley Capital Holdings LLC. Medley Capital LLC, Medley Macro Management LLC and Medley Capital Holdings LLC are exempt from registration under the Investment Advisers Act of 1940.

[4]	Any Future Affiliated Fund will either be registered under the Act or exempt from registration thereunder.

I. APPLICANTS
A. MEDLEY CAPITAL BDC LLC
          Medley Capital BDC will be an externally managed, closed-end, non-diversified management investment company.5 Medley Capital BDC filed a registration statement on Form N-2 (File No. 333-166491) under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its planned initial public offering on May 3, 2010, as amended through its effective date. Medley Capital BDC, which was organized in Delaware on April 23, 2010, will file an election to be regulated as a business development company (“BDC”) under the Act.6 In addition, Medley Capital BDC intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. Medley Capital BDC’s principal place of business is 375 Park Avenue, Suite 3304, New York, NY 10152.
          Medley Capital BDC’s investment objective is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The Company’s portfolio will generally consist of secured loans, and, to a lesser extent, subordinate loans and equity positions in situations where they are also a secured lender. Medley Capital BDC seeks to provide customized financing solutions, typically in the form of secured loans to corporate and asset-based borrowers, and may utilize structures such as sale leaseback transactions, direct asset purchases or other hybrid structures that it believes replicate the economics and risk profile of secured loans. Medley Capital BDC may also selectively make subordinated debt and equity investments in borrowers to which they have extended secured debt financing. Medley Capital BDC believes that its proposed investment strategy will allow it to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.
          Medley Capital BDC’s business and affairs will be managed under the direction of a board of directors (the “Board”). The Board will consist of seven members, four of whom are not “interested persons” of Medley Capital BDC as defined in Section 2(a)(19) of the Act (the “Independent Directors”). Each of Andrew Fentress, Brook Taube and Seth Taube initially will serve as directors on the Company’s Board. The Board will delegate daily management and investment authority to MCC Advisors pursuant to an investment management agreement (the “Investment Management Agreement”). MCC Advisors also serves as Medley Capital BDC’s administrator pursuant to an administration agreement. Andrew Fentress and Seth Taube will not serve as officers of the Company. Brook Taube will serve as the Company’s Chief Executive Officer.
          Medley Capital BDC’s wholly-owned subsidiary, MOF I BDC LLC, a Delaware limited liability company, initially will hold interests in five loans with a combined fair value of approximately $73.5 million (the “Loan Assets”). In connection with the initial public offering and the formation transactions related to that offering, the Company will acquire the Loan Assets. The Loan Assets consist of senior secured loans of Allied Cash Holdings LLC, Bennu Glass, Inc., Geneva Wood Fuels LLC, Velum Global Credit Management, LLC and Water Capital USA, Inc. Each of these companies is referred to as a “Portfolio Company” and together as the “Portfolio Companies.” As of September 30, 2010, an affiliate of Medley Capital Holdings LLC, Medley Opportunity Fund LP and/or Medley Opportunity Fund Ltd. owned equity interests in four of the five Loan Assets as follows:
•	Allied Cash Holdings LLC is 60% owned by 4-3 Payday LLC, which is 100% owned by an affiliate of Medley Capital Holdings LLC;

•	Bennu Glass, Inc. is 10% owned by Medley Opportunity Fund LP and 90% owned by Bennu Glass Holdings Ltd., which is owned 100% by Medley Opportunity Fund Ltd.;

[5]	As disclosed in Medley Capital BDC’s registration statement, prior to the initial public offering, Medley Capital BDC will restructure as a Delaware corporation.

[6]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

•	An affiliate of Medley Capital Holdings LLC owns warrants to purchase 12.6% of the common equity of Geneva Wood Fuels LLC; and

•	Medley Opportunity Fund LP owns 100% of 3304 Holdings LLC, which owns 100% of Velum Global Credit Management, LLC.
B. MCC ADVISORS LLC
          MCC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act will serve as the investment adviser to Medley Capital BDC pursuant to the Investment Management Agreement. Subject to the overall supervision of the Board, MCC Advisors will manage the day-to-day operations of, and will provide investment advisory and management services to, Medley Capital BDC. Under the terms of the Investment Management Agreement, MCC Advisors will determine the composition of Medley Capital BDC’s portfolio, the nature and timing of the changes to Medley Capital BDC’s portfolio and the manner of implementing such changes; identify, evaluate and negotiate the structure of the investments Medley Capital BDC makes (including performing due diligence on Medley Capital BDC’s Portfolio Companies and its prospective portfolio companies); close and monitor the investments Medley Capital BDC plans to make; and will determine the investments and other assets that Medley Capital BDC intends to purchase, retain or sell. MCC Advisors’ services under the Investment Management Agreement will not be exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to Medley Capital BDC.
     Pursuant to the administration agreement, MCC Advisors will furnish Medley Capital BDC with office equipment and clerical, bookkeeping and record keeping services at Medley Capital BDC’s office facilities. Under the administration agreement, MCC Advisors will also perform, or oversee the performance of, Medley Capital BDC’s required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations. MCC Advisors will be responsible for the financial records that Medley Capital BDC is required to maintain and will prepare reports to Medley Capital BDC’s stockholders and reports filed with the Commission. In addition, MCC Advisors will assist Medley Capital BDC in determining and publishing Medley Capital BDC’s net asset value, oversee the preparation and filing of Medley Capital BDC’s tax returns and the printing and dissemination of reports to Medley Capital BDC’s stockholders, and generally oversee the payment of Medley Capital BDC’s expenses and the performance of administrative and professional services rendered to Medley Capital BDC by others.
     The Affiliated Investment Advisers currently serve as investment advisers to the Existing Affiliated Funds. After the Company commences operations, it may seek to participate in Co-Investment Transactions with the Existing Affiliated Funds. Additionally, MCC Advisors or an affiliate may serve as investment adviser to Future Affiliated Funds. Any such Future Affiliated Fund may seek to participate in Co-Investment Transactions with the Company and Existing Affiliated Funds at that time.
     MCC Advisors and the Affiliated Investment Advisers are held by Medley Capital Holdings LLC. The Principals (as defined below) control Medley Capital Holdings LLC.
C. EXISTING AFFILIATED FUNDS
          1. Medley Opportunity Fund LP
          Medley Opportunity Fund LP is a Delaware limited partnership. Medley GP LLC, a Delaware limited liability company, is the general partner of Medley Opportunity Fund LP and Medley Capital LLC is the investment adviser for Medley Opportunity Fund LP. Andrew Fentress, Brook Taube and Seth Taube (the “Principals”) are the managing members of Medley GP LLC and Medley Capital LLC. Medley GP LLC is responsible for managing the business of Medley Opportunity Fund LP. Medley Capital LLC is responsible for investment advisory services for Medley Opportunity Fund LP. Medley Capital LLC and MCC Advisors are under common control of Medley Capital Holdings LLC.

          The investment strategy of Medley Opportunity Fund LP is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund LP is similar to the investment strategy of Medley Capital BDC.
          2. Medley Opportunity Fund Ltd.
          Medley Opportunity Fund Ltd. is an exempted company incorporated and existing under the laws of the Cayman Islands. Medley Capital LLC is the investment adviser for Medley Opportunity Fund Ltd. The Principals are the managing members of Medley Capital LLC. Medley Capital LLC is responsible for management and operations of Medley Opportunity Fund Ltd. Medley Capital LLC and MCC Advisors are under common control of Medley Capital Holdings LLC.
          The investment strategy of Medley Opportunity Fund Ltd. is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund Ltd. is similar to the investment strategy of Medley Capital BDC.
          3. Medley Macro Fund LP
          Medley Macro Fund LP is a Delaware limited partnership. Medley Macro Fund LP invests substantially all of its assets through a “master-feeder” fund structure and is a shareholder in Medley Macro Master Fund Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands. Medley Macro Fund GP LLC, a Delaware limited liability company, is the general partner of Medley Macro Fund LP and is responsible for managing the business of Medley Macro Fund LP. Medley Capital LLC and certain senior portfolio managers of Medley Macro Master Fund Ltd. are the managing members of the Medley Macro Fund GP LLC. Medley Macro Fund Management LLC, a Delaware limited liability company, is the investment manager of Medley Macro Fund LP and Medley Macro Master Fund Ltd. Medley Capital LLC and certain senior portfolio managers of Medley Macro Master Fund Ltd. are the managing members of Medley Macro Fund Management LLC. Medley Macro Fund Management LLC is responsible for investment advisory services. Medley Macro Fund Management LLC and MCC Advisors are under common control of Medley Capital Holdings LLC.
          The investment objective of Medley Macro Fund LP, through its investment in Medley Macro Master Fund Ltd., is to deliver superior risk adjusted returns with an absolute return orientation.
          4. Medley Macro Fund Ltd.
          Medley Macro Fund Ltd. is an exempted company incorporated and existing under the laws of the Cayman Islands. Medley Macro Fund Ltd. invests substantially all of its assets through a “master-feeder” fund structure and is a shareholder in Medley Macro Master Fund Ltd., exempted company incorporated and existing under the laws of the Cayman Islands. Medley Macro Fund Management LLC, a Delaware limited liability company, is the investment manager of Medley Macro Fund Ltd. and Medley Macro Master Fund Ltd. Medley Capital LLC and certain senior portfolio managers of Medley Macro Master Fund Ltd. are the managing members of Medley Macro Fund Management LLC. Medley Macro Fund Management LLC is responsible for investment advisory services. Medley Macro Fund Management LLC and MCC Advisors are under common control of Medley Capital Holdings LLC.
          The investment objective of Medley Macro Fund Ltd., through its investment in Medley Macro Master Fund Ltd., is to deliver superior risk adjusted returns with an absolute return orientation.
          Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1) or 3(c)(7) of the Act. The Affiliated Funds and the Company will be under common control.

II. RELIEF REQUESTED
A. JOINT FOLLOW-ON TRANSACTIONS AND JOINT EXIT TRANSACTIONS
     1. Mechanics
          Medley Capital BDC and the Affiliated Funds require relief to exit investments in the Portfolio Companies or make follow-on investments in the Portfolio Companies because MCC Advisors and the Affiliated Investment Advisers are under the common control of Medley Capital Holdings LLC.
          At the time that the investments involving the Loan Assets were entered into by the Company, the transactions did not implicate the prohibitions of Section 57. However, as we discuss further below, it is possible that Medley Capital BDC or an Affiliated Fund may wish to exit the investments involving the Portfolio Companies or that Medley Capital BDC or an Affiliated Fund will complete an additional investment in a Portfolio Company. An additional investment may consist of a debt or equity investment or an investment in warrants or the exercise of conversion privileges or other rights to acquire additional securities of the portfolio company. These additional Joint Exit or Joint Follow-on Transactions may implicate Section 57(a)(4).
          In addition, due to the similarities of their investment objectives, there are and may be in the future instances where Medley Capital BDC and an Affiliated Fund find themselves holding investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not occur at the same time or otherwise implicate the joint transaction proscriptions of Section 57(a)(4). For example, Medley Capital BDC or an Affiliated Fund holds or may hold in the future investments that overlap with the holdings of a fund on the “opposite side” (i.e., an Affiliated Fund for Medley Capital BDC, and vice versa). In another scenario, Medley Capital BDC holds or may hold in the future the same or different investment of the same issuer that is held by an Affiliated Fund, where the respective investments were acquired by Medley Capital BDC, on the one hand, and the Affiliated Fund, on the other hand, under circumstances where there was no “jointness” connecting the respective acquisitions. The lack of “jointness” in the initial investment transactions could have arisen because those transactions were separated by time or were otherwise distinct in nature, or under other circumstances where Medley Capital BDC or the Affiliated Fund was able to conclude that Section 57(a) was not implicated. Under both of the foregoing scenarios, no issue arose under Section 57 when the original investments were made, and it is possible that either or both funds may exit the investment or complete a follow-on investment also without implicating Section 57(a), in which case relief of the type being sought in this Application would not be required.
          If, however, either Medley Capital BDC or the Affiliated Fund wishes to complete a Joint Exit Transaction or a Joint Follow-On Transaction, the following procedures must be followed to ensure fairness.
     2. Ensuring Fairness in Joint Follow-On Transactions and Joint Exit Transactions.
          Joint Follow-On Transactions and Joint Exit Transactions arise as described above. In connection with Joint Follow-On Transactions and Joint Exit Transactions, the following protocols are designed to ensure the fairness of those transactions to Medley Capital BDC:
          (1) where the Company and an Affiliated Fund hold the same investment, no Affiliated Fund or the Company will be permitted to engage in a Joint Exit Transaction without obtaining the approvals specified in (2) below unless each Affiliated Fund and the Company disposes of its interest in such investment at the same time, for the same unit consideration, on the same terms and conditions, and in amounts proportionate to its respective holding of such investment;

          (2) where each of the Company and an Affiliated Fund holds the same investment and the proposed participation of any Affiliated Fund or the Company in a proposed Joint Exit Transaction or Joint Follow-On Transaction is disproportionate to its existing holding of such investment (except in situations where the Adviser determines that the Company should not participate in such proposed transaction), then the Adviser will formulate a recommendation as to the participation of the Company in the proposed transaction and submit the recommendation to the Board, to make the determination set forth in condition 6 of this Application;
          (3) where an Affiliated Fund and the Company hold different investments in the same issuer, the Affiliated Fund may not complete a Joint Follow-On Transaction unless the Company is also offered the opportunity to invest in the same investment at the same time and for the same price; and
          (4) where an Affiliated Fund and the Company hold different investments in the same issuer, the Affiliated Fund may sell, exchange, or otherwise dispose of its investment in such issuer in a Joint Exit Transaction only if the Company is also offered the opportunity to exit its different investment in the same issuer.7
          In connection with the Company’s determination to participate in any of the Joint Exit Transactions or Joint Follow-On Transactions described in (2) and (3) above, the Board must make the determination set forth in condition 6 of this Application. In connection with the Company’s determination to participate in a Joint Exit Transaction as described in (4) above, if the Adviser determines to dispose of the Company’s investment, then the Board must make the determination set forth in condition 6 of this Application.
B. RATIONALE FOR JOINT EXIT AND JOINT FOLLOW-ON TRANSACTIONS
          As described above, Medley Capital BDC and an Affiliated Fund currently and may in the future find themselves holding investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not implicate the joint transaction proscriptions of Section 57(a)(4), and therefore the investments were not made through a co-investment transaction. As the co-investment transaction model is not implicated in these situations, a question arises as to how to ensure that an exit from, or a follow-on investment in, a portfolio company in this situation is made on terms that are fair and equitable and do not harm Medley Capital BDC’s shareholders.
          A method for exiting and completing follow-on investments in the described situation may be necessary because at times it will be in the best interests of the shareholders of Medley Capital BDC to be able to exit investments and to complete follow-on investments. If Medley Capital BDC is not able to exit investments or complete follow-on investments, then Medley Capital BDC may be forced to hold an investment when it is no longer viewed as potentially accretive (in the case of exits) or when more attractive investment opportunities are available (in the case of follow-on investments).
          With respect to Joint Follow-On Transactions, Applicants believe that the conditions set forth herein would provide appropriate protection. The fact that the Joint Follow-On Transaction would be effected at a time when Medley Capital BDC and the Affiliated Fund already have respective positions in the portfolio company would seem to be ably addressed by the requirement that a majority of the independent directors make certain findings regarding the fact that the proposed Joint Follow-On Transaction is in the best interests of Medley Capital BDC’s shareholders.
          With respect to Joint Exit Transactions, Applicants see no basis to impose greater restrictions than those that would be imposed under the traditional co-investment order templates. There will be times when it will be in the best interests of Medley Capital BDC’s shareholders for Medley Capital BDC to divest of a

[7]	In both (3) and (4) above, where the Company seeks to complete a follow-on investment or exit an investment in which an Affiliated Fund holds a different investment in the same portfolio company, the Company may proceed without regard to the Affiliated Fund.

position also held by an Affiliated Fund. Assuming, as Applicants do here, that Medley Capital BDC and the Affiliated Fund came to and have maintained their respective positions in the portfolio company separately (i.e., Section 57(a)(4) has not been implicated in their circumstances prior to seeking the disposition in question), the layering of additional conditions to a disposition would serve no shareholder protection or policy purpose. Stated differently, the fact that the various conditions typically imposed on the acquisition side of a co-investment program were not applicable to the disjointed acquisitions here should not impact or change the analysis. Those conditions have historically been imposed to ensure that investments made under circumstances which Congress in Section 57(a)(4) identified as presumptively abusive—i.e., where a BDC and an affiliate are acting jointly by investing in the same issuer in some concerted way—were the subject of a protocol designed to prevent the abuse through specific limitations and proactive board involvement, as appropriate. Where, as here, no such presumptively abusive transaction has occurred as a predicate, imposition of the conditions would seem to gratuitously impose a burden for a problem that does not exist. As a result, Applicants believe that applying conditions to the exit or follow-on investment, as applicable, itself, but not adding any other additional conditions, appropriately protects the interests of Medley Capital BDC’s shareholders.
D. APPLICABLE LAW
          1. Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder.
          Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.
          2. Section 57(b) of the Act and Rule 57b-1 thereunder.
          Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) an affiliated person of such person.
          Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

          Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.
          Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: “(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.”
E. NEED FOR RELIEF
          Joint Follow-On Transactions and Joint Exit Transactions would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Medley Capital BDC and each of the Affiliated Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control because (i) controlled Affiliates of Medley Capital Holdings Inc. manage each of the Affiliated Funds and (ii) Medley Capital Holdings LLC controls MCC Advisors, which manages Medley Capital BDC pursuant to the Investment Management Agreement. Thus, each of the Affiliated Funds could be deemed to be a person related to Medley Capital BDC in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Joint Follow-On Transactions and Joint Exit Transactions.
F. REQUESTED RELIEF
          Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Sections 57(c) and 57(i) and Rule 17d-l to permit Medley Capital BDC to participate in: (i) Joint Follow-On Transactions and (ii) Joint Exit Transactions.
G. APPLICANT’S LEGAL ANALYSIS
          In accordance with Rule 17d-1 (made applicable to BDCs pursuant to Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of Medley Capital BDC (or any person they control) in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants.
          As required by Rule 17d-1(b), the terms and conditions proposed in the Application ensure that the terms on which Joint Follow-On Transactions and Joint Exit Transactions may be made are consistent with the participation of Medley Capital BDC being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the stockholders or interest holders of any participant from being disadvantaged. For each of the Joint Follow-On Transactions and Joint Exit Transactions, Medley Capital BDC and one or more of the Affiliated Funds will be offered the opportunity to participate in the Joint Follow-On Transactions or Joint Exit Transactions on identical terms and on a pro rata basis based on the total assets of the respective funds. Further, the terms and conditions will ensure that all such transactions are reasonable and fair to Medley Capital BDC and the Affiliated Funds and do not involve overreaching by any person concerned, including MCC Advisors. The decision for Medley Capital BDC to participate in any Joint Follow-On Transactions or Joint Exit Transactions will be based on the recommendation of MCC Advisors and the approval of a majority of the Independent Directors of Medley Capital BDC eligible to vote under Section 57(o) (the “Eligible Directors”).

H. PRECEDENTS
     The Commission has granted co-investment relief on numerous occasions in recent years; however, there is no precedent for relief relating to joint exits and joint follow-on transactions.
I. CONDITIONS
     Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.	Except for follow-on investments made pursuant to other exemptive orders or conditions 4 and 5 below, Medley Capital BDC will not invest in any portfolio company in which MCC Advisors, Medley Management or any Affiliated Fund or any affiliated person thereof is an existing investor, if making such investment would violate Section 57(a).

2.	Except as described below, neither the Company nor any Affiliated Fund will engage in a Joint Exit Transaction unless, subject to the following sentence, each Affiliated Fund and the Company disposes of its interest in such investment at the same time, for the same unit consideration, on the same terms and conditions, and in amounts proportionate to its respective holding of such investment.[8] If the proposed participation of any Affiliated Fund or the Company in a proposed disposition is disproportionate to its existing holding of such investment (except in situations where the Adviser determines that the Company should not participate in such proposed transaction), the Adviser shall formulate a recommendation as to the participation of the Company in the proposed transaction and submit the recommendation to the Eligible Directors for their consideration. The Adviser’s recommendation will include an explanation of why the Company or the Affiliated Fund, as applicable, is not participating to the extent of its proportionate amount. The Company shall not engage in a Joint Exit Transaction in a disproportionate amount to an Affiliated Fund (except in situations where the Adviser determines that the Company should not participate in such proposed transaction) unless the Eligible Directors have made the determinations set forth in condition 6.

3.	If an Affiliated Fund and the Company hold different investments in the same issuer, the Affiliated Fund may sell, exchange, or otherwise dispose of its investment in such issuer in a Joint Exit Transaction only if prior notice of such disposition is provided to the Adviser and the Company is also offered the opportunity to exit its different investment in the same issuer.[9] If the Adviser determines that the Company should dispose of its investment, the Adviser will make a recommendation regarding the disposition of the investment held by the Company to the Eligible Directors to permit them to make a determination regarding the disposition of such investment in accordance with condition 6.

4.	No Affiliated Fund may engage in a Joint Follow-On Transaction unless the Affiliated Fund and the Company engage in such Joint Follow-On Transaction at the same time and in amounts proportionate to their respective holdings of such investments. If an Affiliated Fund anticipates engaging in a Joint Follow-On Transaction in an amount disproportionate to its

[8]	However, where the issuer of the investment in question makes an exchange offer or tender offer to all holders of the investment in question and where there is no negotiation of terms other than price, the Company or the Affiliated Fund may exit the investment regardless of whether the other fund exits, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment (for example, as a result of a bankruptcy proceeding or a contractual “drag along” provision pursuant to which a unaffiliated third party can require a sale) the Company and an Affiliated Fund would not need to comply with the following procedures.

[9]	However, as stated above, where the issuer of the investment in question makes an exchange offer or tender offer to all holders of the investment in question and where there is no negotiation of terms other than price, the Company or the Affiliated Fund may exit the investment regardless of whether the other fund exits, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment (for example, as a result of a bankruptcy proceeding or a contractual “drag along” provision pursuant to which a unaffiliated third party can require a sale) the Company and an Affiliate Fund would not need to comply with the following procedures.

holding, the Affiliated Fund will advise the Adviser of its intention to make a disproportionate Joint Follow-On Transaction. The Adviser will formulate a recommendation as to the proposed Joint Follow-On Transaction by the Company and submit the recommendation to the Eligible Directors (except in situations where an Adviser determines that the Company should not participate in such proposed transaction). That recommendation will include an explanation why an Affiliated Fund is not participating to the extent of, or exercising, its proportionate amount. Prior to any such disproportionate Joint Follow-On Transaction, the Company must obtain approval for the transaction (except in situations where an Adviser determines that the Company should not participate in such proposed transaction) as set forth in condition 4.

5.	If an Affiliated Fund and the Company hold different investments in the same issuer, no Affiliated Fund may complete a Joint Follow-On Transaction unless the Company is also offered the opportunity to invest in the same investment at the same time and for the same price. The Adviser will formulate a recommendation as to the proposed purchase of such investment by the Company and submit the recommendation to the Eligible Directors. If the aggregate amount recommended by the Adviser to be invested by the Company in such Joint Follow-On Transaction, together with the amount proposed to be invested by all Affiliated Funds in the same Joint-Follow-On Transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment. Prior to any such investment, the Company must obtain approval for the transaction as set forth in condition 6.

6.
          (a) If the Adviser deems the Company’s participation in any such investment opportunity to be appropriate for the Company, it will determine an appropriate level of investment for the Company.
          (b) If the aggregate amount recommended by the Adviser to be invested by the Company in such Joint Transaction, together with the amount proposed to be invested by the Participating Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the Company’s capital available for investment in the asset class being allocated, on one hand, and the Participating Funds’ capital available for investment in the asset class being allocated, on the other hand, to the aggregate capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each. The Company’s and any Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and diversification requirements and other investment policies and restrictions set by the Company’s Board, or an Affiliated Fund’s directors, general partners or adviser, or imposed by applicable laws, rules, regulations or interpretations. The Adviser will provide the Eligible Directors with information concerning each Participating Fund’s available capital to assist the Eligible Directors with their review of the Company’s investment for compliance with these allocation procedures.
          (c) After making the determinations required in conditions 6(a) and (b), the Adviser will distribute written information concerning the Joint Transaction, including the amount proposed to be invested by each Participating Fund, to the Eligible Directors for their consideration. The Company will complete a Joint Transaction with a Participating Fund only if, prior to the Company’s and the Participating Fund’s participation, the Eligible Directors conclude that:
          (i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching by the Company or its stockholders on the part of any person concerned;

          (ii) the transaction is consistent with
(A)	the interests of the stockholders of the Company; and

(B)	the Company’s investment objectives and strategies (as described in the Company’s registration statement on Form N-2 and other filings made with the Commission by the Company under the 1933 Act, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s reports to stockholders);
          (iii) the investment by the Participating Funds would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any Participating Fund; provided, that if any Participating Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Eligible Directors from reaching the conclusions required by this condition (6)(c)(iii), if
(A)	the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any, and

(B)	the Adviser agrees to, and does, provide periodic reports to the Company’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company;

(C)	to the extent that a Participating Fund or an affiliate thereof receive any fees or other compensation in connection with that entity’s right to nominate a director or board observer or otherwise participate in the governance or management of the portfolio company that fee or other compensation is shared with the Company; and
          (iv) the proposed investment by the Company will not benefit any affiliated person of the Company, other than the Participating Funds, (a) to the extent permitted by condition 11; (b) to the extent permitted by Section 57(k); or (c) indirectly, as a result of an interest in securities issued by a Participating Fund or the Company.
7.	The Independent Directors will be provided quarterly for review a record of all investments made by Affiliated Funds during the preceding quarter that (i) fell within Medley Capital BDC’s then current investment objective and met certain criteria determined by the Independent Directors from time to time for the purpose of this reporting requirement related to the expected minimum rate of return, liquidity and size of the investment as well as any control or management rights available to Medley Capital BDC and (ii) were not made available to Medley Capital BDC, as well as an explanation of why the investment opportunities were not offered to Medley Capital BDC, so that the Independent Directors may determine whether the conditions of the order have been met.
8.	Medley Capital BDC will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under Section 57(f).

9.	No Independent Director will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the Act) of any Affiliated Fund.

10.	The expenses, if any, associated with acquiring, holding or disposing of any investments acquired in a Joint Follow-On Transaction or Joint Exit Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable solely by MCC Advisors or Medley Management, be shared by the co-investors in proportion to the relative amounts of their investments to be acquired or disposed of, as the case may be.

11.	Any transaction fee (including break-up, structuring or commitment fees but excluding broker’s fees contemplated by Section 57(k)(2) of the Act, and administration fees) received in connection with a Joint Follow-On Transaction or Joint Exit Transaction will be distributed to Medley Capital BDC (or a wholly-owned subsidiary of Medley Capital BDC) and the Affiliated Fund on a pro rata basis based on the amount they invested or committed, as the case may be, in such Joint Follow-On Transaction or Joint Exit Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will be divided pro rata among the participants based on the amount they invest in such Joint Follow-On Transaction or Joint Exit Transaction. The Affiliated Funds, Medley Management, MCC Advisors or an Affiliate of the foregoing (other than Medley Capital BDC) will not receive additional compensation or remuneration of any kind (other than (i) the transaction fees described above and (ii) investment advisory fees paid in accordance with investment management agreements with the co-investors) as a result of or in connection with a Joint Follow-On Transaction or Joint Exit Transaction.
III. PROCEDURAL MATTERS
A. COMMUNICATIONS
          Please address all communications concerning this Application and the Notice and Order to:
Brook Taube
Medley Capital BDC LLC
375 Park Avenue, Suite 3304
New York, NY 10152
(212) 759-0777

          Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:
James R. Tanenbaum
Anna T. Pinedo
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000
B. AUTHORIZATION
          Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that Medley Capital BDC, by resolution duly adopted by the sole member on June 23, 2010 (attached hereto as Exhibit A), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.
     All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 5th day of November, 2010.

MEDLEY CAPITAL BDC LLC

By:	/s/ Brook Taube

Name: Brook Taube
Title: Chief Executive Officer

MCC ADVISORS LLC

By:	/s/ Brook Taube

Name: Brook Taube
Title: Manager

MEDLEY CAPITAL LLC, MEDLEY MACRO FUND MANAGEMENT LLC, MEDLEY
OPPORTUNITY FUND LP, MEDLEY
OPPORTUNITY FUND LTD, MEDLEY MACRO
FUND LP, MEDLEY MACRO FUND LTD, MEDLEY GP LLC, MEDLEY MACRO
FUND GP LLC, MEDLEY MACRO MASTER
FUND LTD

By:	/s/ Brook Taube

Name: Brook Taube
Title: Manager

VERIFICATION
The undersigned states that he has duly executed the foregoing Application, dated November 5, 2010, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

MEDLEY CAPITAL BDC LLC

By:	/s/ Brook Taube

Name: Brook Taube
Title: Chief Executive Officer

MCC ADVISORS LLC

By:	/s/ Brook Taube

Name: Brook Taube
Title: Manager

MEDLEY CAPITAL LLC, MEDLEY MACRO FUND MANAGEMENT LLC, MEDLEY
OPPORTUNITY FUND LP, MEDLEY
OPPORTUNITY FUND LTD, MEDLEY MACRO
FUND LP, MEDLEY MACRO FUND LTD, MEDLEY GP LLC, MEDLEY MACRO FUND GP
LLC, MEDLEY MACRO MASTER FUND LTD

By:	/s/ Brook Taube

Name: Brook Taube
Title: Authorized Person

EXHIBIT A
Resolutions of the Board of Directors of
Medley Capital BDC LLC
     RESOLVED, that the sole member of Medley Capital BDC is hereby authorized in the name and on behalf of Medley Capital BDC to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the sole member executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.
(Adopted by Written Consent dated June 23, 2010)

A-1